Mandalay Digital Group, Inc.
Appia Transaction Presentation
Filed by: Mandalay Digital Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Mandalay Digital Group, Inc.
Commission File No. 001-35958

MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 2
Safe Harbor Statements.
Statements in this presentation that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases, revenue and product synergies, cost savings, product or competitive enhancements and any other statement that may be construed as a prediction of future performance or events, including that Appia's technology will enhance Mandalay Digital's existing products or foster new technology innovation, perceived benefits from the business combination that the acquisition will result in increased revenue, cost savings and better competitive position, or that Mandalay Digital will successfully integrate Appia’s technology, are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger or failure to satisfy other conditions to completion of the merger; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and enhance a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen challenges related to relationships with operators, publishers and advertisers and expanding and maintaining those relationships; the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic relationships in the future or at all, including the ability to leverage advertising opportunities effectively and increase revenue streams for carriers; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital
Turbine’s existing platform; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations; varying and often unpredictable levels of orders; the challenges inherent in technology development necessary to maintain the Company’s competitive advantage; the potential for unforeseen or underestimated cash requirements necessary to enable the transaction synergies to be realized, and other risks including those described from time to time in Mandalay Digital’s filings on Forms 10-K and 10-Q with the SEC, press releases and other communications. You should not place undue reliance on these forward-looking statements. The Company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Use of Non-GAAP Financial Measures.
Adjusted EBITDA is calculated as income (loss) from continuing operations before interest expense, foreign exchange gains (losses), financing and related expenses, debt discount and debt settlement expense, gain or loss on extinguishment of debt, acquisition and integration costs, income taxes, asset impairment charges, depreciation and amortization, stock-based compensation expense, change in fair value of derivatives, and accruals for discretionary bonuses. Since Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning, it may not be comparable to similar measures presented by other companies.
Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) determined in accordance with U.S. GAAP as an indicator of performance, which is the most comparable measure under GAAP. Adjusted EBITDA is used by management as an internal measure of profitability. We have included Adjusted EBITDA because we believe that this measure is used by certain investors to assess our financial performance before non-cash charges and certain costs that we do not believe are reflective of our underlying business. A reconciliation of Adjusted EBITDA to U.S. GAAP net income is included at the end of this presentation; however such reconciliation to future net income is not currently available without unreasonable effort.  The information that is unavailable is primarily asset impairment and expenses related to stock-based compensation; it is probable that when such amounts are available they will result in a significant GAAP  net loss for our second fiscal quarter notwithstanding our expected Adjusted EBITDA results.
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Mandalay Digital & Appia: Investment Highlights
Capturing window of opportunity to accelerate scale
in exploding market
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 3
•
Mandalay Digital and Appia combine to create single, unique, agnostic mobile app and ad ecosystem – Name to change to Digital Turbine
•
Transforms competitive positioning through vertical integration
•
Mandalay stock to be issued at agreed-upon price of $4.50/share
–
Appia investors to receive a number of shares equivalent to $100 million less debt and expenses at agreed-upon value
•
Opportunity to achieve up to $14 million in revenue and ~$2 million cost synergies
•
Adds scale and accelerates ad revenue and existing DT product growth
•
Enhances MNDL’s financial profile: Appia stakeholders becoming key new MNDL investors

Strategic Rationale: Transformation
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 4
Tremendous
opportunity in
exploding
marketplace*
•
$38 billion mobile app+ad market expected to grow 25 CAGR%
•
Smartphones still only 30% of global user base – but
growing*
•
86% of smartphone users’ time spent in apps
•
Wireless operators have most to gain and most to lose  from monetizing mobile apps –
away from Google and Facebook
•
Macro trend of large publishers (Yahoo, Twitter, etc.) acquiring ad-tech companies
Competitive
Positioning -
Enhances
revenue
opportunity for
operators
•
Vertically integrates DT’s distribution platform with Appia, #1 independent mobile app advertising company
•
Appia fits hand-in-glove with MNDL app installation growth
•
Combines complementary customer bases, including Telcel Mexico, Claro in South
America and Metro PCS in US
•
Accelerates growth for both companies – ads and DT product suite
•
Diversification of revenue streams; operators major part of stream, but not entire stream; revenue exposure to Apple and China enhanced
Adds scale and
talent pool with
deep expertise
•
Access to leading publishers and advertisers in a single marketplace
•
Global reach with active campaigns in over 200 countries – in all major formats
•
Gaining control of ad tech capabilities to help ensure execution download revenue. Global Mobile Advertising revenue per PWC; comprises browser, search and classified advertising revenue- and Flurry.
*Sources: @KPCB - Global Mobile App revenue per Strategy Analytics; comprises virtual goods, in-app advertising, subscription and

MANDALAY DIGITAL GROUP, INC
Premium demand
for customers
Ignite – IQ
Content - Pay
20+ global carrier partners
Premium supply
of advertisers
250+ publishers
1,000+ campaigns from 150+
advertisers
60 of the Top 100 Grossing Apps
Traffic in 200+ countries globally
Delivers single
app-driven ecosystem
to carriers to generate
new revenue streams
Largest non-incentivized engine
Global
Highest LTV publishers
Vertically integrated
Leveraging App explosion
Capitalizing on RTB
Combined company
Peerless, Agnostic Value Proposition
© 2014 Mandalay Digital Group, Inc. Page 5

Deal Structure and Economics
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 6
•
Issuing approximately 19 million shares (assumes CQ1’15 close)
•
Jud Bowman, CEO Appia
•
Trident Capital
•
Venrock
•
DCM
•
Noro-Moseley
•
Wakefield Group
•
Relay Ventures
•
Eric Schmidt’s Tomorrow Ventures
•
Assumption of ~$10 million debt (Silicon Valley Bank and North Atlantic Capital)
•
Plan to refinance assumed indebtedness following closing
Shares to be issued are
subject to lockup agreements

Financial Rationale Compelling
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 7
Financial Profile
• Appia recorded $30 million revenue for twelve months ended 9/30/14
• Expected to enhance gross profit and EBITDA profile through revenue and cost synergies
• Compelling valuation comps to other similar acquisitions
Revenue and cost
synergies
• Opportunity to achieve up to $14 million revenue synergies on app-installs currently projected to be sourced by third parties
• Mandalay to capture third-party ad partner feeds
• Approximately $2 million in expected cost synergies from campaign management, CPI-infrastructure functions, duplicative corporate headcount
Business Model
• Combining complementary, scalable, low-capex business models
• Direct access to advertisers boosts revenue profile
• Drives incremental EBITDA/FCF
Integration
• Eased by existing partnership and retention of Appia expert resources
• App-install infrastructure and platform integrates immediately
• Identified cost synergies
• Appia founder and CEO Jud Bowman joining Mandalay board

Insiders
Public Float
Appia
Other insiders
Public Float

Board Composition Post Close
Rob Deutschman, Chairman
Peter Guber
Paul Schaeffer
Chris Rogers
Jeff Karish
Bill Stone
Jud Bowman
Additional Appia appointee
Pro Forma: Board of Directors and
Equity Ownership Structure
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 8
Equity Ownership Structure
Increased ownership by senior
executive/founders and long-term strategic
investors
18%
82%
% Shares Held Today
33%
12%
55%
% Shares Held Post Close

Millions
Apr-11
Jun-11
Aug-11
Oct-11
Dec-11
Feb-12
Apr-12
Jun-12
Aug-12
Oct-12
Dec-12
Feb-13
Apr-13
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14

Appia:#1 Independent App Install Network
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 9
Appia crossed
88M
sponsored app installs
to date in October 2014
0
10
20
30
40
50
60
70
80
90
100

mandalay digital group

GAMELOFT
King
TinyCo
facebook
CBS
motive interactive
CASINO
mdotm
IGN

DeNA
EA GAMES
playphone
OpenTable
BitRhymes
qeep
Wooga
fetchmedia
Big Fish Games
pinger

{Fiksu}
GREE
animoca
GOODGAME STUDIOS
M&CSAATCHI
Disney
TRADEMOB
SKOUT
畅游 ChangYou.com

hipmunk
Spotify
@mail.ru
Playtika
healthtap
KS Mobile
TEAMLAVA
myxer

STORM8
Cupid.com
ebuddy
PocketGems
DRAGONPLAY
glispa
PerBlue
[a·mo·bee]

papaya
NQ mobile
art of click
G-Gee
PLAYSHOO
priceline.com
paltalk
jampp
Hotels.com

Appia’s App Install Advertisers (CPI)
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 10
Appia works with 150+ Advertisers & Agencies, including 60 of the top 100 grossing apps on the App Store and Google Play

mandalay digital group

Cupid.com

mobile posse

pcswireless

FrostWire

drippler

HANDMARK

IAC

telcel

EverBadge
APPS, GAMES, CHAT & MORE

KS Mobile

WordPress

AppBrain

Aol.

Wiziapp
Extend your reach

Ask.com

Claro

IGN

Publishers Leveraging the Appia Platform MANDALAY DIGITAL GROUP, INC. © 2014 Mandalay Digital Group, Inc. Page 11 Appia partners with 250+ Publishers to monetize their mobile traffic mandalay digital group

digital turbine Ignite™
application management solution

digital turbine iQ™
intelligent search

Telstra
vodafone
T · · Mobile ·
Cellcom
Globe
avea
at&t
SingTel
verizon
highscreen
XL
MSA
Mobile Standards Alliance of India
VELATEL
GLOBAL COMMUNICATIONS
AIS

Customers Leveraging the Mandalay Platform MANDALAY DIGITAL GROUP, INC. © 2014 Mandalay Digital Group, Inc. Page 12 Mandalay’s carrier customers using DT Ignite and DT IQ mandalay digital group

Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14

Appia Advertiser Growth
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 13
45
46
51
60
70
76
71
77
100 100
102
113
119 119
125
135
137
141
139
146
149
154
156
0
20
40
60
80
100
120
140
160
180
November 2014 +
38%
from year end
and +1.5x November 2013

$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
10/1
10/8
10/15
10/22
10/29
11/5
11/12
11/19
11/26
12/3
12/10
12/17
12/24
12/31
QTD Trend: $9.3M
7d Avg: $9.1M
14d Avg: $8.8M

Appia CYQ4 2014 Revenue Growth
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 14
Appia CYQ4 2014 revenue forecast ranges from $8.8M-$9.3M using recent 7 day average, 14 day average, and Quarter to Date trend line
* Excludes Appia-Mandalay partnership revenue

$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14

Appia: Revs from Chinese Publishers MANDALAY DIGITAL GROUP, INC. © 2014 Mandalay Digital Group, Inc. Page 15

mandalay digital group

Volume (qps)
smaato
appnexus
TAPSENSE
NEXAGE
doubleclick
ad exchange
by Google
mopub
OpenX

RTB Exchange Integration Roadmap MANDALAY DIGITAL GROUP, INC. © 2014 Mandalay Digital Group, Inc. Page 16 0 100 200 300 400 500 600 700 800

Drivers of RTB Success
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 17
Incremental
inventory
through:
Additional exchange
integrations
Geographic
expansion
Algorithm
improvements
through:
Data updates
User profiles
Creative optimization
PhD level math
Leveraging
existing data:
88M installs
310M profiles
5B data points
Existing relationships provide diverse demand:
1,000+ campaigns with 10+ in every country
Utilizing expanding set of post install event data to improve decisioning
Data
Science
Advertiser
Demand
Inventory

•
Deal Sourcing
–
Apps currently sourced three ways: Direct, Appia, and 3
rd
Parties
–
MNDL + Appia consolidates app sourcing to all direct deals
•
Revenue share
–
Revenue currently split three ways: MNDL, Appia, and
Carrier partners
–
MNDL + Appia combines to increase revenue to the
company
Synergies Through Vertical Integration
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 18
Opportunity to achieve up to $14 million revenue synergies on all app-installs currently projected to be sourced by third parties

Digital Turbine’s Ignite simplifies the conversion flow for app installs from 6 steps to 2 steps, creating an order of magnitude increase in mobile monetization
Optimizing User Flow to Increase Performance
1: Open app or
mobile web site
Current Appia Flow
2: Click on mobile
ad for app install
3: Go to app store
or Google Play
4: Install App
5: Open App
© 2014 Mandalay Digital Group, Inc.

mandalay digital group

[redacted]

htc
amazon
htc

Digital Turbine’s Ignite simplifies the conversion flow for app installs from 6 steps to 2 steps, creating an order of magnitude increase in mobile monetization
Optimizing User Flow to Increase Performance
Digital Turbine Ignite Flow
1
2
3
© 2014 Mandalay Digital Group, Inc.

Valuation Summary
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 21
•
$75mm Enterprise Value
–
19mm shares x $3.40 plus $10mm debt
•
Appia LTM revenue of $30mm
•
Enterprise Value / LTM revenue = 2.5x
•
The median of select comparable deals in the vertical
is approximately 5-6x LTM revenue
–
Select comparable transactions include (not limited to):
Millennial / Nexage Opera / AdColony
Yahoo / BrightRoll Millennial / JumpTap
comScore / AdXpose Twitter / MoPub
Amobee / Kontera

Illustrative PF Financial Overview
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 22
$ in millions FYQ2 – 2015 FY – 2015 FY – 2016
Digital Turbine $5.5
$38.0¹
$120.0¹
Appia $7.9 $31.3
$59.8²
Revenue Synergies
$14.0³
Pro Forma Combined Gross
Revenue
$13.3
4
$69.3 $193.8
Notes:
All numbers are unaudited. Appia figures are preliminary and unaudited.
1. Revenue forecasts are midpoint of current guidance
2. Revenue forecasts per Appia management long-term plan, not intended to be revenue guidance
3. Opportunity to achieve up to $14 million revenue synergies on app-installs currently projected to be sourced by third parties
4. Pro Forma Combined (PFC) revenue is net of intercompany revenue
FY 2016 Illustrative PF Combined revenue of ~$194mm in incl synergies
Appia is projected to be profitable at MNDL’s FY 2016

Appia Opportunity
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 23
•
Appia: #1 Independent App Install Network
–
Appia crossed 88M+ sponsored app installs to date in October 2014
•
100% Focused on app install ads
–
100% non-incentivized with intense focus on driving high LTV installs for Advertisers
–
700+ live campaigns for Android, 300+ live campaigns for iOS, in 200+ countries
–
60 of the top 100 grossing apps on the App Store and Google Play
•
Proprietary platform that deliver high LTV users, at scale
–
Deep technology stack enables algorithmic targeting of high quality mobile app users
–
Integrations with 15+ 3rd party analytics & tracking partners
•
Flexibility drives diverse customer base
–
Revenue well distributed between Apps & Games
–
Mobile Web expertise  as Appia platform doesn’t require an SDK and
•
Deep mobile and advertising experience
–
Experienced management team with deep understanding of mobile and advertising
–
Relationships with advertisers and publishers around the globe building off historical developer and carrier connections

Transaction Process
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 24
•
Transformational acquisition expected to close CQ1’15
•
Capturing window of opportunity to accelerate scale in
exploding market
Step Expected Timing
Filing s-4 Week of 12/1
SEC Feedback Christmas – January
MNDL Shareholder Vote 20 business days after SEC clearance
Closing Estimated first calendar quarter 2015

Digital Turbine

Appendix

Appia: Partner Self Service Revenue
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 27
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
3/1 3/15 3/29 4/12 4/26 5/10 5/24 6/7 6/21 7/5 7/19 8/2 8/16 8/30 9/13 9/27 10/11 10/25 11/8

Appia: Partner Self Service Growth
MANDALAY DIGITAL GROUP, INC.
© 2014 Mandalay Digital Group, Inc. Page 28
0
500
1,000
1,500
2,000
2,500
1/22 2/5 2/19 3/5 3/19 4/2 4/16 4/30 5/14 5/28 6/11 6/25 7/9 7/23 8/6 8/20 9/3 9/17 10/1 10/15 10/29 11/12
Cumulative Partners Since Launch

Additional Information

MANDALAY DIGITAL GROUP, INC.
Additional Information and Where to Find It
In connection with the proposed transaction, Mandalay Digital intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement and a prospectus.  The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE
PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at
Mandalay Digital’s website at
www.mandalaydigital.com,
or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los
Angeles, CA 90068, or by directing a request to MacKenzie Partners, Inc., 105, Madison Avenue, New York, New York, 10016,
(212) 929-5500, proxy@mackenziepartners.com.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from
Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay
Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014.  Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.  You may obtain free copies of this document as described in the preceding paragraph.